Cybin to Participate in Aegis Virtual Conference on February 24, 2022

TORONTO, CANADA – February 15, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM” is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, will participate in a fireside chat at the Aegis Virtual Conference on Thursday, February 24, 2022 at 2:00 p.m. ET. The conference will span three days, starting on February 23rd until February 25th from 8:30AM until 5PM EST.
To listen to the event, please click here to access the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.
About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Investor & Media Contacts:

Leah Gibson
Vice President, Investor Relations
Cybin Inc.
leah@cybin.com